FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Update on US review of roxadustat

11 August 2021 14:35 BST

Update on US regulatory review of roxadustat
in anaemia of chronic kidney disease

The US Food and Drug Administration (FDA) has issued a complete response letter (CRL) regarding the New Drug Application (NDA) for roxadustat for the treatment of anaemia of chronic kidney disease (CKD), in both non-dialysis dependent (NDD) and dialysis-dependent (DD) adult patients.

The CRL requested an additional clinical trial on the safety of roxadustat in both the NDD and DD patient populations.

AstraZeneca is working with its partner FibroGen, Inc. (FibroGen) and the FDA to evaluate next steps.

The safety and efficacy of roxadustat, an oral hypoxia-inducible factor prolyl hydroxylase (HIF-PH) inhibitor, have been demonstrated in the Phase III programme including more than 8,000 patients and published in five peer-reviewed journal articles.

Roxadustat is approved in a number of countries, including China and Japan, for the treatment of anaemia in CKD in NDD and DD adult patients. It is under regulatory review in other jurisdictions, including in the European Union, where it has recently received a positive CHMP opinion.

Anaemia
Anaemia can be a serious medical condition in which patients have insufficient red blood cells (RBCs) and low levels of haemoglobin, a protein in RBCs that carries oxygen to cells throughout the body.1 Anaemia of CKD frequently causes significant fatigue, cognitive dysfunction and decreased quality of life, and is associated with increased risk of hospitalisation, CV complications and death.1,2 Severe anaemia is common in patients with CKD, cancer, myelodysplastic syndrome (MDS), inflammatory diseases and other serious illnesses. Anaemia is particularly prevalent in patients with CKD.2,3,4 CKD affects 840 million patients worldwide and is generally progressive, characterised by gradual loss of kidney function that may eventually lead to kidney failure.5,6

Phase III programme
The Phase III programme included more than 8,000 patients and was conducted by AstraZeneca, FibroGen and Astellas Pharma Inc. (Astellas). The OLYMPUS, ALPS and ANDES trials evaluated roxadustat compared to placebo in NDD-CKD patients. ROCKIES, SIERRAS and HIMALAYAS evaluated roxadustat compared to epoetin alfa in DD-CKD and incident dialysis (ID) patients. HIMALAYAS evaluated roxadustat compared to epoetin alfa in ID patients; ROCKIES and SIERRAS included ID and prevalent dialysis patients.

Roxadustat
Roxadustat, an oral medicine, could be the first in a new class of treatments called oral HIF-PH inhibitors that promotes erythropoiesis, or RBC production, through increased endogenous production of erythropoietin, improved iron absorption and mobilisation, and reduction of hepcidin. Roxadustat is also in clinical development for anaemia associated with MDS and for chemotherapy-induced anaemia.

Roxadustat is approved in China, Japan, Chile and South Korea (under the name Evrenzo), for the treatment of anaemia in CKD in NDD and DD adult patients. In Europe, the Marketing Authorisation Application for Evrenzo for the treatment of anaemia in CKD in NDD and DD patients was submitted by Astellas and accepted by the European Medicines Agency for review in May 2020. It is under final regulatory review following a positive EU CHMP opinion in June 2021.

AstraZeneca and FibroGen are collaborating on the development and commercialisation of roxadustat for the potential treatment of anaemia in the US, China and other countries in the Americas, Australia and New Zealand, as well as Southeast Asia. Astellas and FibroGen are collaborating on the development and commercialisation of roxadustat for the potential treatment of anaemia in Japan, Europe, Turkey, Russia and the Commonwealth of Independent States, the Middle East and South Africa.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's main disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection and improved outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and CV health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.
National Institute of Diabetes and Digestive and Kidney Diseases. Anemia in chronic kidney disease; 2014 [cited 2021 Jul 7]. Available from: URL: https://www.niddk.nih.gov/health-information/kidney-disease/anemia.

2.	Babitt JL, et al. Mechanisms of anemia in CKD. J Am Soc Nephrol. 2012; 23:1631-1634.
3.	Mayo Clinic. Anemia; 2019 [cited 2021 Jul 7]. Available from: URL: https://www.mayoclinic.org/diseases-conditions/anemia/symptoms-causes/syc-20351360.
4.	Mayo Clinic. Myelodysplastic syndromes; 2021 [cited 2021 Jul 7]. Available from: URL: https://www.mayoclinic.org/diseases-conditions/myelodysplastic-syndrome/symptoms-causes/syc-20366977.
5.	Jager KJ, et al. A single number for advocacy and communication-worldwide more than 850 million individuals have kidney diseases. Nephrol Dial Transplant. 2019;34(11):1803-1805.
6.	Bikbov B et al. Global, regional, and national burden of chronic kidney disease, 1990-2017: A systematic analysis for the Global Burden of Disease Trial 2017. The Lancet 2020; 395(10225):709-33.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 August 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary